Ensource Energy Income Fund LP
7500 San Felipe, Suite 440
Houston, Texas 77063
November 18, 2005

VIA FACSIMILE (202) 772-9220

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Mellissa Duru

Re:      Registration Statement on Form S-4 (No. 333-126068) of Ensource Energy Income Fund LP
Ladies and Gentlemen:
     On behalf of Ensource Energy Income Fund LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 2:00 p.m., Washington, D.C. time, on Friday, November 18, 2005, or as soon thereafter as practicable. The Partnership hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Partnership may not assert staff comments or the staff’s declaration of the effectiveness of the Registration Statement as a defense in any proceeding initiated by the Partnership or any person under the federal securities laws of the United States.
This request has also been transmitted via EDGAR.

Very truly yours, Ensource Energy Income Fund LP By: Ensource Energy Partners, LP, its general partner By: Ensource Energy Company LLC, its general partner
By:	/s/ Scott W. Smith
	Name:	Scott W. Smith
	Title:	President